

April 20, 2011

Via U.S. Mail
Mohammad Abdel Hadi
President and Director
Inventtech Inc.
1736 Angel Falls Street
Las Vegas, NV 89142-1230

      Re: Inventtech Inc.
                Registration Statement on Form S-1
                Filed March 24, 2011
                File No. 333-173040

Dear Mr. Hadi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that there are several business entities operating under the name "Inventtech." Please tell us whether you or any of your affiliates have any material relationships with any of these entities.

Risk Factors

"Because we have not generated any revenue from business and we will need to raise funds in the near future…," page 9

2.   In management's discussion and analysis and here, please include estimates of capital needs over the next 12 months and costs of becoming a reporting company.

Description of Business

Status of Software Development, page 25

3.   We note that you expect to have your website, database and software active and running
        by September 2011. Please revise to describe any efforts taken and progress made as of
        the date of this prospectus toward achieving these goals. Such description should clearly
        describe anticipated milestones, timeframes for completing milestones and any associated
        material costs. See Item 101(h)(4)(i) of Regulation S-K.

Industry Background, page 25

4.   To the extent that you have relied on any third-party reports in your assessment of your
        intended market, please provide copies of such reports supplementally. In this regard, we
        note that you cite research reports prepared by Morgan Stanley and Forrester Research.
        In order to expedite our review, any language from such reports that is used in your
        document should be highlighted, and you should include a cross-reference identifying the
        page of your registration statement where the language from the third-party reports is
        used.

5.   In addition, to the extent any third-party reports were used, please tell us if those reports
        were prepared for you as a part of your preparation of this registration statement.

Management's Discussion and Analysis or Plan of Operation

Our target market, page 32

6.   Please revise your document to more clearly describe your target markets both at the time
        of the initial introduction of your product and going forward. Such description should
        discuss in more detail the type(s) of educational institutions and the specific geographic
        areas you intend to focus your marketing efforts.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3735 with any questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (713) 524-4122
David M. Loev, Esq.
The Loev Law Firm, PC